SCHEDULE A

Series of Professionally Managed Portfolios	12b-1 Fee
Muzinich High Income Floating Rate Fund	0.25% of average daily net assets of Class A Shares
Muzinich U.S. High Yield Corporate Bond Fund	0.25% of average daily net assets of Class A Shares
Muzinich Credit Opportunities Fund	N/A
Muzinich Low Duration Fund	0.25% of average daily net assets of Class A Shares

Schedule A
to the
Rule 12b-1 Related Agreement

Series of Professionally Managed Portfolios	12b-1 Fee
Muzinich High Income Floating Rate Fund	0.25% of average daily net assets of Class A Shares
Muzinich U.S. High Yield Corporate Bond Fund	0.25% of average daily net assets of Class A Shares
Muzinich Credit Opportunities Fund	N/A
Muzinich Low Duration Fund	0.25% of average daily net assets of Class A Shares

For all services rendered pursuant to the Rule 12b-1 Agreement, we shall pay you the fee shown above calculated as follows:

The above fee as a percentage of the average daily net assets of the Fund (computed on an annual basis) which are owned of record by your firm as nominee for your customers or which are owned by those customers of your firm whose records, as maintained by the Trust or its agent, designate your firm as the customer’s dealer or service provider of record.

We shall make the determination of the net asset value, which determination shall be made in the manner specified in the Fund’s current prospectus, and pay to you, on the basis of such determination, the fee specified above, to the extent permitted under the Plan.

Schedule A approved by the Board of Trustees: January 3, 2013 to remove the Muzinich Short Duration High Yield Corporate Debt Fund upon termination of operations. Revised May 23-24, 2016 to add Muzinich Low Duration Fund. and as of December 27, 2019 Class A shares of the Credit Opportunities Fund were converted to Institutional Class Shares and ceased to exist.